(As filed with the Securities and Exchange Commission on October 12, 2005)

File No. 70-[____]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION-DECLARATION

under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

____________________________________________________

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Entergy New Orleans, Inc.
1600 Perdido Building
New Orleans, Louisiana 70112

(Names of companies filing this statement and
addresses of principal executive offices)

______________________________________

Entergy Corporation

(Name of top registered holding company parent
of each applicant or declarant)

______________________________________

Leo P. Denault
Executive Vice President
and Chief Financial Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

(Name and address of agent for service)

_____________________________________

The Commission is also requested to send copies of any
communications in connection with this matter to:
Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, Louisiana 70113	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022

Item 1. Description of Proposed Transactions.

A. Background.

Entergy Corporation ("Entergy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Entergy New Orleans, Inc. ("ENO"), a direct public utility subsidiary of Entergy, serves approximately 190,000 electric and 147,000 gas customers in Orleans Parish, including the City of New Orleans, Louisiana (the "City").

On September 23, 2005, ENO filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Louisiana (the "Bankruptcy Court"). The bankruptcy petition was precipitated by the unanticipated and devastating impact of Hurricane Katrina, which destroyed substantial portions of ENO's facilities, disrupted its revenues, and, with the evacuation of the City, eliminated at least in the short term, the quality of ENO's rate base, which is directly linked to the fortunes of the City. ENO is continuing in possession of its properties and has continued to operate its business as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. No official committee has yet been appointed in this Chapter 11 case.

B. Prior Proceedings.

By order dated September 26, 2005 in File No. 70-10334 (Holding Co. Act Release No. 28036 (the "Prior Order"), the Commission authorized Entergy and ENO to enter into a $200 million credit agreement ("Credit Facility"), pursuant to which ENO was authorized to initially borrow from Entergy from time to time through February 8, 2006 up to $150 million in order to enable ENO to pay its vendors and suppliers, including a payment on September 26, 2005, of approximately $36 million to fuel suppliers, to make payroll, to make capital expenditures, and to satisfy other working capital and operational needs.1 ENO's initial borrowing under the Credit Facility, made on September 26, 2005, was in the principal amount of $60 million. All borrowings by ENO under the Credit Facility are secured, must be repaid by ENO not later than August 23, 2006, and bear interest at a rate, calculated daily, equal to Entergy's effective cost of funds rate (currently approximately 4.6%), as determined under a credit agreement between Entergy and Citibank, N.A., as administrative agent.

Under the Prior Order, the Commission also modified the terms of two outstanding Commission orders2 so as to eliminate the requirement that ENO maintain common equity of at least 30% of its total capitalization and the investment grade credit ratings criteria as it relates to securities of ENO that are rated.

On September 23, 2005, ENO filed a Motion for an Order Authorizing Debtor to Obtain Post-Petition Financing with the Bankruptcy Court pursuant to 11 U.S.C.  105(a), 361, 363, 364(c) and 364(d) Fed. R. Bankr. P. 4001(c) (Exhibit D-1 hereto) seeking, among other things:

    authorization for ENO to obtain post-petition financing, up to the aggregate principal amount of $200 million pursuant to the Credit Facility (including interim borrowings of up to $150 million);
    authorization for ENO to execute and enter into the Credit Facility and to perform such other and further acts as may be required in connection with the Credit Facility;
    the granting of first priority senior security interests and liens in favor of Entergy upon all property of ENO prior to and after the date on which ENO filed the Chapter 11 petition (the "Petition Date"), whether existing on the Petition Date or thereafter acquired, that is unencumbered property of ENO;
    effective upon entry of the Interim Order, the granting of security interests and liens in favor of Entergy upon all pre-petition and post-petition property of ENO, whether now existing or hereafter acquired, junior only to valid, perfected and unavoidable liens in existence immediately prior to the Petition Date or to valid and unavoidable liens in existence immediately prior to the Petition Date that are perfected subsequent to the Petition Date as permitted by section 546(b) of the Bankruptcy Code, including those liens, if any, of:

    a) The Bank of New York (successor to Harris Trust Company of New York and Bank of Montreal Trust Company) as Trustee and Stephen J. Giurlando (successor to Mark F. McLaughlin and Z. George Klodnicki) as Co-Trustee pursuant to a Mortgage and Deed of Trust dated as of May 1, 1987 (as supplemented or amended from time to time, the "Pre-Petition Indenture")) in respect of certain real and personal property of ENO (the "Bond Collateral") securing indebtedness of ENO under the Pre-Petition Indenture plus any fees, expenses, and other obligations incurred in connection therewith as provided in the Pre-Petition Indenture (collectively, the "Pre-Petition Bond Obligations"), and

    b) Hibernia National Bank ("Hibernia") pursuant to a Loan Agreement effective as of July 6, 2004 between Hibernia and ENO (as supplemented or amended from time to time) and a Security Agreement effective as of July, 2005 (collectively, the "Hibernia Agreements") in respect of certain accounts receivable and other personal property of ENO (the "Pre-Petition A/R Collateral") securing the indebtedness under the Hibernia Agreements including interest, charges or other obligations incurred in connection therewith (collectively, the "Pre-Petition Hibernia Obligations");

    effective upon entry of a final order (the "Final Order") granting such relief, the granting of liens (the "Priming Liens") in the Bond Collateral as security for the Credit Facility obligations and the granting of adequate protection of the security interests and liens (provided that such security interests and liens are valid, perfected and indefeasible as of the Petition Date) to the Pre-Petition Bond Trustee (for itself and the benefit of the general and refunding bondholders under the Pre-Petition Indenture (the "Bondholders")), whose liens and security interests are being primed by all loans under the Credit Facility effective upon entry of a Final Order retroactively to the entry of the Interim Order;
    authorization for ENO to use cash collateral, if any, in which Hibernia has an interest, and the granting of adequate protection to Hibernia with respect to, inter alia, such use of its cash collateral and all use and diminution in the value of the liens and security interests (the "Pre-Petition A/R Liens") in the Pre-Petition A/R Collateral;
    the granting of superpriority claims to Entergy payable from, and having recourse to, all pre-petition and post-petition property of ENO's estate and all proceeds thereof, subject to the Carve-Out (as defined below);
    effective upon entry of the Final Order granting such relief, the limitation of ENO's and its estate's right to surcharge against collateral pursuant to section 506(c) of the Bankruptcy Code;
    pursuant to Bankruptcy Rule 4001, that an interim hearing on the Motion be held before the Bankruptcy Court to consider entry of the proposed Interim Order (a) authorizing the Borrower, on an interim basis, to immediately borrow from Entergy under the Credit Facility up to an aggregate principal amount not to exceed $150 million (subject to the discretion of Entergy), (b) authorizing ENO's use of cash collateral, and (c) granting the adequate protection described herein; and
    that the Bankruptcy Court schedule a final hearing (the "Final Hearing") to be held within 30 days of entry of the Interim Order to consider entry of a Final Order authorizing the balance of the borrowings under the Credit Facility on a final basis.

On September 26, 2005, the Bankruptcy Court entered an Interim Order (Exhibit D-2 hereto) authorizing ENO to borrow on an interim basis up to $100 million (rather than the $150 million requested by ENO in its motion and approved under the Prior Order) under the Credit Facility, until entry of the Final Order in the proceeding, and thereafter such amounts as may be permitted by such Final Order, and to execute, deliver and perform the Credit Facility and carry out various other actions contemplated thereby. The Bankruptcy Court further held that the obligations of ENO under the Credit Facility shall represent allowed claims against ENO with priority over any and all administrative expenses and certain other claims against ENO, subject to certain exceptions. As security for the Credit Facility obligations, the Bankruptcy Court granted the liens requested in the Motion on unencumbered property of ENO, subject to certain exclusions. The Bankruptcy Court further granted Entergy security interests and junior liens in the Bond Collateral and the A/R Collateral.

On October 11, 2005, ENO filed a Motion for a Second Interim Order (Exhibit D-3 hereto), seeking an Order from the Bankruptcy Court to authorize ENO to increase its borrowing limit to up to $200 million under the Credit Facility, which is set for hearing on October 26, 2005.

C. Relief Requested.

It is now requested, pursuant to the relevant provisions of the Act, that the Commission issue a further order permitting ENO to make borrowings from Entergy under the terms of the Credit Facility, from time to time through February 8, 2006, in an aggregate principal amount at any time outstanding not to exceed $200 million, subject to obtaining the requisite authorization from the Bankruptcy Court.3 As previously described in File No. 70-10334, loans under the Credit Facility represent ENO's only practical source of financing at this time. The borrowings under the Credit Agreement are required in order to provide ENO with working capital, to pay its vendors and suppliers, to make payroll, to make capital expenditures in connection with storm restoration work, and to satisfy other working capital and operational needs.

D. Rule 24 Certificates.

The Applicants will file reports pursuant to Rule 24 in this File and in File No. 70-10334 that set forth ENO's monthly borrowings under the Credit Facility. Such reports will be filed within thirty days at end of each month in which borrowings have occurred.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses incurred or to be incurred by the applicants in connection with filing this application-declaration are estimated not to exceed $20,000, including $15,000 estimated for legal fees and $ 5,000.00 estimated for the fees of Entergy Services, Inc.

Item 3. Applicable Statutory Provisions.

A. General.

The proposed transactions are subject to Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 45 thereunder.

B. Rule 54 Analysis.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Entergy hereby represents that, pursuant to Rule 54 under the Act, (i) for the reasons discussed below, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings," is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $2.9 billion) is equal to approximately 57% of Entergy's "consolidated retained earnings" as of June 30, 2005 (approximately $5.0 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act). Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (Holding Co. Act Release No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

As previously indicated, on September 23, 2005, ENO filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana. The book value of ENO's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53 (b)(1) have occurred.

However, even though Entergy is not in compliance with Rule 54 as a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENO, if the Commission therefore were to consider (as required under Rule 53(c)) the effect upon Entergy System of the capitalization and earnings of Exempt Projects in which Entergy has an ownership interest, there would be no basis for the Commission to withhold or deny approval for the relief requested in this application-declaration. For the following reasons, the action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's Exempt Projects, (i) would not have a material adverse effect on the financial integrity of Entergy System, and (ii) would not have an adverse impact on Entergy's public-utility companies or their customers:

1. As of June 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 17% of Entergy's total consolidated capitalization, 15% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

2. Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2005).

3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period from the date of the June 2000 Order through June 30, 2005.

4. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2005, Entergy's consolidated capitalization ratio was approximately 50.6% debt and approximately 49.4% equity, consisting of approximately 2.3% preferred stock and approximately 47.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

5. As of the date of this application-declaration, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries (including ENO) or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

Therefore, notwithstanding the failure to meet the condition of Rule 53(b)(1) as a result of the bankruptcy of ENO, Entergy submits that, in accordance with Rule 53(c), the transactions proposed in this application-declaration (i) will not have a substantial adverse impact upon Entergy's financial integrity and (ii) will not have an adverse impact on Entergy's utility subsidiaries, their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers.

Furthermore, Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

Except to the extent otherwise authorized in the June 2000 Order, in any supplemental order issued in this proceeding or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 4. Regulatory Approval.

No state regulatory body or agency and no Federal commission or agency other than this Commission has jurisdiction over the advance by Entergy to ENO. As indicated, ENO requires a further order of the Bankruptcy Court authorizing it to increase borrowings under the Credit Facility from $100 million (as authorized under the September 26, 2005 Interim Order) to $200 million at any time outstanding. ENO has filed a Motion for Second Interim Order (Exhibit D-3 hereto) to request such approval, and a hearing thereon has been set for October 26, 2005.

Item 5. Procedure.

The applicants respectfully request that the Commission issue a notice of filing of this application-declaration as soon as practicable and issue an order authorizing and granting the relief requested not later than November 14, 2005. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, agree that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision, and request that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

Item 6. Exhibits and Financial Statements.

a. Exhibits:

A	Not Applicable.

B	Credit Agreement between Entergy Corporation and Entergy New Orleans, Inc. (incorporated by reference to Exhibit B to the Application-Declaration filed in File No. 70-10334).

C	Not applicable.

D-1	Motion to Bankruptcy Court for Order Authorizing Debtor-in-Possession Financing and for Other Relief (incorporated by reference to Exhibit D to the Application-Declaration filed in File No. 70-10334).

D-2	Interim Order, dated September 26, 2005, of the United States Bankruptcy Court for the Eastern District of Louisiana in Case No. No. 05-17697.

D-3	Motion to Bankruptcy Court for Second Interim Order That Increases Maximum Limit on Debtor's Interim Post-Petition Financing

D-4

Second Interim Order of the United States Bankruptcy Court for the Eastern District of Louisiana Approving Increase in Debtor's Post-Petition Financing in Case No. No. 05-17697 (to be filed by amendment).

E	Not applicable.

F	Opinion of counsel (to be filed by amendment).

G	Form of Federal Register Notice.

b. Financial Statements:

Financial statements (and accompanying notes) of Entergy and its subsidiaries and ENO included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the period ended June 30, 2005 (filed in File Nos. 1-11299 and 0-5807, respectively, and incorporated herein by reference).

Item 7. Information as to Environmental Effects.

a. As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the parties hereto, and do not involve a major Federal action having a significant impact on the human environment.

b. Not applicable.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
ENTERGY NEW ORLEANS, INC.

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer

Dated: October 12, 2005

____________________

1.  As explained below, the Bankruptcy Court, also on September 26, 2005, issued an interim order authorizing ENO to borrow up to $100 million (rather than $150 million) under the Credit Facility. Thus, borrowings by ENO under the Credit Facility are currently limited to $100 million.

2.  See Entergy Corporation, Holding Co. Act Release No. 27864 (June 30, 2004) and Entergy Corporation, et al., Holding Co. Act Release No. 27918 (Nov. 30, 2004).

3.  Entergy and ENO are not seeking authorization for the Priming Liens in the Bond Collateral at this time. Any such authorization would be requested as part of an amendment to this Application-Declaration. In addition, Entergy and ENO will file a further amendment to this Application-Declaration if they determine that funds in excess of the $200 million of borrowings under the Credit Facility as requested herein are required.